UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Sumitomo Purchase of Five Percent Stake in Yanacocha

LIMA, Peru--(BUSINESS WIRE)--June 20, 2018--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced the purchase by Sumitomo Corporation (“Sumitomo”) of a five percent stake in Minera Yanacocha S.R.L. (“Yanacocha”). Under this transaction between Buenaventura, Newmont and Sumitomo, Sumitomo takes the place of the International Finance Corporation (“IFC”) as a five percent minority shareholder in Yanacocha in exchange for approximately US$48 million.

“We are pleased to welcome Sumitomo as our new partner in Yanacocha and look forward to leveraging Sumitomo’s extensive mining expertise and commitment to high performance mining standards as we develop Yanacocha’s upcoming projects,” said Victor Gobitz, Chief Executive Officer of Buenaventura. He continued, “Newmont and Sumitomo share not only our commitment to safe, profitable and responsible production extension through the Quecher Main and Yanacocha Sulfides project, but also the sustainable economic development of local communities.”

As a result of this transaction, Buenaventura’s total ownership in Yanacocha will return to 43.65% and Newmont’s ownership will return to 51.35%, and Newmont will continue to operate Yanacocha. The transaction is structured as a new share issuance to Sumitomo, with the payment contributing to Yanacocha’s cash balances.

The Quecher Main project was approved in October 2017 and is expected to extend Yanacocha’s oxide mine life to 2027. Quecher Main will also serve as a bridge to future growth options, including the development of Yanacocha’s extensive sulfide deposits. If approved, the sulfides project could extend Yanacocha’s operational mine life through 2039.

Buenaventura also partners with Sumitomo at the Cerro Verde mine in Peru.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
For Compañia de Minas Buenaventura S.A.A.
In Lima:
Leandro Garcia, (511) 419 2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
In NY:
Barbara Cano, (646) 452 2334
barbara@inspirgroup.com
or
Company Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   June 20, 2018